SEC [barcode] ISSION

06006978

RECEIVED MAR - 2 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

AB 3/29/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creditex, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 West 17th Street

(No. and Street)

New York (City) New York (State) 10011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Downey 212-633-2908

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP

(Name – *if individual, state last, first, middle name*)

330 Madison Ave. (Address) New York, NY (City) (State) 10017 (Zip Code)

PROCESSED JUN 0 6 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Downey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creditex, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARIN MEITNER
Notary Public, State of New York
No. 02ME6114543
Qualified in New York County
Commission Expires August 16, 2008

Signature

Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creditex, Inc.

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholders of
Creditex, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Creditex, Inc. and its subsidiaries (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This statement is the responsibility of the Company's management; our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Creditex, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 27,477,888
Accounts receivable, net of allowance of $385,974	9,407,537
Prepaid and other assets	1,422,636
Property and equipment, net	4,824,607
Deferred tax asset	7,528,247
Cash held in escrow	5,964,668
Security deposits	3,693,282
Total assets	$ 60,318,865
Liabilities and Stockholders' Equity	
Accounts payable and accrued expenses	$ 2,027,927
Accrued payroll and bonus	12,503,051
Deferred revenues	43,600
Income taxes payable	2,523,223
Due to shareholders	5,734,668
Deferred rent	136,999
Total liabilities	22,969,468
Commitments and contingencies (see Note 9)	
Stockholders' equity	
Preferred stock, $0.001 par value, 37,382,630 shares authorized:	
Series A convertible preferred stock, 153,400 shares issued and outstanding (liquidation preference of $1,534,000)	154
Series C convertible preferred stock, 1,200,000 shares issued and outstanding (liquidation preference of $3,960,000)	1,200
Series D convertible preferred stock, 19,035,560 shares issued and outstanding (liquidation preference of $57,350,000)	19,035
Common stock, $0.001 par value; 65,000,000 shares authorized, 10,058,834 shares issued and outstanding	10,059
Additional paid-in capital	66,729,321
Deferred compensation	(1,191,018)
Accumulated deficit	(28,190,846)
Accumulated other comprehensive loss	(28,508)
Total stockholders' equity	37,349,397
Total liabilities and stockholders' equity	$ 60,318,865

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Significant Accounting Policies

Organization
The consolidated financial statements include the accounts of Creditex, Inc., a registered broker-dealer and member of the National Association of Securities Dealers, Inc. ("NASD") and its wholly owned subsidiaries, Creditex International, Ltd., and Creditex Asia Pte Limited (collectively the "Company"). The Company's primary business activity is providing clients an electronic credit derivative system via the internet, which allows participants of the derivative markets the ability to research and negotiate trades in an online environment. In connection with providing these services, the Company does not take proprietary positions or enter into transactions as a principal. The Company markets its services primarily to major money center banks and investment banking firms in both the United States and Europe. The Company became a NASD member during January 2000 and commenced operations as a registered broker-dealer during February 2000. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore, is exempt from the Securities and Exchange Commission Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities."

Principles of Consolidation
The consolidated financial statements include the accounts of Creditex, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include allowance for doubtful accounts, useful lives of fixed assets, certain accrued expenses, fair value of options, and the valuation allowance on net deferred tax assets. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments
On January 7, 2004, Market-It Partners Limited, a privately held company, acquired all of the outstanding shares of LoanX in exchange for 1,680,000 shares of Class C common stock and $1,426,371 in cash. At the time of the acquisition Creditex held 4,600,000 shares of common stock and an option to acquire an additional 179,628 shares. This investment was accounted for under the cost method and had no carrying value as the initial investment was acquired in exchange for the rights to technologies with no determinable fair value. In connection with the merger, the Company sold their 179,628 options for proceeds of $22,720. During 2004, the Company received cash of $174,133 and 178,319 Class C common shares of Market-It Partner Limited in exchange for the Company's investment in LoanX which had a carrying value of zero. In September 2005, the Company sold its investment in Market-It Partners in exchange for proceeds of $3,808,138 which was recorded in Interest and other income in the Company's statement of operations.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method of depreciation over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the related assets or the lease term. Repairs and maintenance costs are expensed as incurred.

Long-Term Assets
The Company continually reviews the carrying value of long-term assets, primarily consisting of property and equipment and other assets, to determine whether there are any indications of impairment losses. An impairment loss is indicated if the sum of the expected net cash flows is less than the carrying amount of the asset being evaluated. Measurement of any impairment is calculated as the difference between the carrying amount of the asset being evaluated and the fair value. Fair value is based upon the anticipated future cash flows discounted at rates commensurate with the risks involved.

Concentrations of Credit Risk
Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, accounts receivable and restricted cash. The Company places its cash with high quality financial institutions. The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses and historically such losses have not been significant. The carrying amounts of financial instruments held by the Company approximate fair value.

Foreign Currency Translation
The functional currency of each of the Company's foreign subsidiaries is its local currency. Financial statements of these foreign subsidiaries are translated to U.S. dollars for consolidation purposes using current rates of exchange for assets and liabilities and average rates of exchange for revenues and expenses. The effects of currency translation adjustments are included as a component of other comprehensive income (loss) in the statement of stockholders' equity. Gains and losses on foreign currency transactions for the year ended December 31, 2005 were not significant.

Security Deposits
Security deposits consists of funds held in interest-bearing, depository accounts as security on operating leases in New York City and London (Note 9). These deposits are stated at cost, which approximates fair value.

Computer Software Developed or Obtained for Internal Use
The Company capitalizes the costs associated with the development or acquisition of software for internal use in accordance with AICPA Statement of Position 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1"). SOP 98-1 provides guidance regarding the accounting for computer software developed or acquired for internal use including the requirement to capitalize certain costs and amortization of these costs.

Costs incurred prior to the application development stage are expensed as incurred. Costs incurred during the application development stage, typically costs of employees and consulting services directly associated with the development of internal use computer software, are capitalized. The Company commences amortization of the software on a straight-line basis over the estimated

useful life of the software, typically three years, when it is ready for its intended use. Capitalized computer software developed or obtained for internal use was $1,615,747 for the year ended December 31, 2005. Amortization expense amounted to $864,386 during the year ended December 31, 2005.

The Company periodically evaluates impairment of capitalized computer software developed or obtained for internal use by considering, among other factors, whether the software is not expected to provide substantive service potential, and a significant change is made or will be made to the software program. A loss is recognized when the fair value of the software is determined to be less than the carrying value.

Income Taxes
The accompanying financial statements have been prepared in conformity with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). In accordance with SFAS 109, deferred taxes are determined based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Deferred taxes are measured using the enacted tax rates expected to apply when temporary differences are settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

2. Property and Equipment

	Useful life (in years)	December 31, 2005
Computer software developed or obtained for internal use	3	$ 9,059,156
Computer equipment	3	2,914,203
Furniture and fixtures	5	1,126,576
Leasehold improvements	3 - 8	777,917
		13,877,852
Less: Accumulated depreciation and amortization		(9,053,245)
		$ 4,824,607

Depreciation and amortization expense amounted to $1,508,534 during the year ended December 31, 2005.

3. Fair Value of Financial Instruments and Concentrations of Credit Risk

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments* ("SFAS 107"), requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Substantially all of the Company's financial assets and liabilities are carried at historical cost which approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information.

For the year ended December 31, 2005, one customer accounted for more than 10% of revenue. As of December 31, 2005, two customers represented 10% of accounts receivable.

4. Income Taxes

For the year ended December 31, 2005, income before provision for income taxes consisted of:

U.S.	$ 7,806,249
Singapore	474,694
United Kingdom	1,774,538
Total	$ 10,055,481

The Company's subsidiaries in the United Kingdom and Singapore provide marketing and other services to Creditex, Inc. for which they are reimbursed on a cost plus basis. The subsidiaries pay taxes on this income. For the year ended December 31, 2005, the consolidated provision for income taxes consisted of taxes payable on the income of the Company's foreign subsidiaries, federal and New York State and New York City capital taxes.

In 2005, based upon cumulative profit from operations in recent years and the Company's expectation for continued profitability into the future, the Company reversed its valuation allowance. The reversal resulted in a net deferred tax benefit of $7,576,022.

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate principally due to the following:

Consolidated pre-tax book income	$ 10,055,481	
Tax at federal statutory rate (34%)	3,418,863	34.0 %
State taxes (net of federal benefit)	970,389	9.7 %
Meals and Entertainment Disallowance	421,451	4.2 %
Foreign rate differential	(137,439)	(1.4)%
Valuation allowance	(9,299,709)	(92.5)%
Other	53,618	0.5 %
Total tax provision/(benefit)	$ (4,572,827)	(45.5)%

The approximate income tax effects of each type of temporary difference at December 31, 2005 are as follows:

Net operating loss carryforwards	$ 2,653,683
Deferred compensation	3,262,514
Accrued expenses	2,287,792
Total deferred tax assets	8,203,989
Depreciation and amortization	(675,742)
Total deferred tax liabilities	(675,742)
Net deferred tax asset	$ 7,528,247

As of December 31, 2005, the Company has net operating loss carryforwards of approximately $5,793,967 available to reduce future federal taxable income. If not utilized, these carryforwards begin to expire in 2019. During 2005, in connection with the Series D financing, a substantial change in the Company's ownership occurred resulting in annual limitations on the amount of net operating loss carry forwards that can be realized in any single year. The Company has initially estimated this limitation to be approximately $4,900,000.

5. Stockholders' Equity

Common Stock

At December 31, 2005, the Company's articles of incorporation permit the Company to issue 65,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of preferred stock outstanding.

In 2004, the Company executed a contract to appoint a new investor as a director and advisor of the Company. This contract required the newly appointed director to purchase 500,000 shares of the Company's common stock, on or before November 1, 2004, at a price of $1.00 per share. On October 1, 2004, this investor purchased 500,000 shares of common stock and the Company received cash proceeds of $500,000. The contract also provided this investor with an option grant to purchase 461,811 shares at an exercise price of $0.50 per share. The options vest over a two-year period provided that this investor remains a director of the Company and provides advisory services, as defined in the agreement. The Company charged $556,482 to operations for vesting during the year ended December 31, 2005, based upon the 2005 fair value of the options using the Black-Scholes model. The following assumptions were used to determine the Black-Scholes fair value: risk-free rate of 3.5%, no expected dividend yield, term of 5 years and expected volatility of 75%.

In 2005, the Company granted 547,620 shares of common stock to certain executives. The Company recorded compensation expense of $1,232,145 based upon the fair value of the stock on the date of grant.

Convertible Preferred Stock

At December 31, 2005, the Company's articles of incorporation, as amended through December 2005, permit the Company to issue up to 37,382,630 shares of preferred stock, of which 382,630 shares have been designated as Series A convertible preferred stock ("Series A"), 2,000,000 shares as Series C convertible preferred stock ("Series C") and 35,000,000 shares as Series D convertible preferred stock ("Series D"). At December 31, 2005, 5,826,300 shares of the Company's common stock were reserved for issuance upon the conversion of Series A and Series C shares. The Series A, Series C and Series D shares have the following characteristics:

On August 12, 2005, the Company authorized and issued 19,035,560 shares of Series D convertible preferred stock ("Series D") in exchange for aggregate gross proceeds of $57,351,560, of which $5,964,668 was placed in a one year escrow fund. The escrow fund is payable to the Company on August 12, 2006, provided that a breach of representations and warranties has not occurred and upon certain other conditions, as defined.

The Company's Board of Directors authorized the use of proceeds from the financing for the tender of shares of Series A, Series B, Series C, common stock and vested option holders. The tender offer commenced on June 6, 2005 and expired on July 1, 2005. Participating shareholders were entitled to cash proceeds as follows: i) $3.00 for each common share, ii) $30.00 for each Series A preferred share, iii) $3.30 for each Series C share and iv) $3.00 for each common share, less the exercise prices, issuable upon exercise of vested options. As a result of the tender offer, holders of 419,000 Series B shares converted their shares into 4,232,325 shares of common stock. In addition, all of the Series B shareholders received proceeds of $13,400,324 which represented the original purchase price of the Series B share plus accrued dividends. In anticipation of the tender offer, holders of 3,335,238 vested stock options exercised their options in a cash less exercise. In addition, holders of 229,230 shares of Series A preferred stock, 22,000 shares of Series B preferred stock, 800,000 shares of Series C preferred stock, 7,899,385 shares of common stock and 3,335,238 vested stock options participated in the tender offer for aggregate proceeds of $41,807,713, net of the exercise prices of $1,896,010. As of December 31, 2005, the Company paid $48,473,369 to the shareholders and also paid $1,000,000 of deal costs on the behalf of shareholders. The Company will pay $5,734,668 to shareholders upon release of the cash held in escrow. In conjunction with the tender of options, the Company recorded a charge of $4,506,242 in compensation and benefits in 2005.

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. The holders of preferred stock are also entitled to elect two directors and, together with the holders of common stock, can elect one additional director.

Dividends

The holders of the Series A, Series C and Series D shares are entitled to receive, when and as declared by the Board of Directors and out of funds legally available, dividends payable in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, Series C and Series D shares have been paid. Through December 31, 2005, no dividends have been declared or paid by the Company.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A, Series C and Series D shares shall receive an amount equal to the sum of $10.00, $3.30 and $3.01 per share, respectively, plus all accrued or declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. If the assets of the Company are insufficient to pay the full preferential amounts to the preferred stockholders, the assets shall be distributed ratably among the outstanding Series A, Series C and Series D shares in proportion to the aggregate liquidation preference amounts.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock liquidation price by the conversion price in effect at the time. The initial conversion prices of Series A and Series C shares are $1.00 and $3.30, respectively, and shall be subject to adjustment in accordance with

antidilution provisions contained in the Company's Certificate of Incorporation. Such provisions include the subsequent issuance of common stock, options and securities for consideration less than $1.82 for Series C shares, respectively. Conversion shall be automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $6.00 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and the aggregate gross proceeds (before underwriting discounts and commissions) raised exceed $30,000,000.

Series D shares have a voluntary conversion price equal to the original purchase price of $3.01 divided by the conversion price at the time in effect for the Series D shares and shall be subject to adjustment in accordance with antidilution provisions contained in the Company's Certificate of Incorporation. Conversion of Series D shares shall be automatic in connection with a qualified IPO in which the initial offering price is at least three times the original purchase price of the Series D shares and in which the Company receives gross cash proceeds of at least $50,000,000.

6. Option Plans

1999 Stock Option Plan

In 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan") under which 10,371,182 shares of the Company's common stock have been reserved for issuance to employees, directors and consultants as of December 31, 2005. Options granted under the Plan may be incentive stock options or non-statutory stock options. Incentive stock options may only be granted to employees. The exercise price of incentive stock options shall be no less than 100% of the fair market value per share of the Company's common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the exercise price of each share shall be at least 110% of fair market value, as determined by the Board of Directors.

Unless otherwise determined by the Board of Directors, the options begin to vest and become exercisable at a rate of 25% one year following the date of hire and ratably over the remaining thirty-six month period, with a maximum option term of ten years.

The following table summarizes the activity of the 1999 Stock Option Plan:

	December 31, 2005	
	Number of options	Weighted average exercise price
Outstanding - beginning of period	7,514,599	$ 0.81
Granted	4,847,227	2.19
Exercised	(165,083)	0.61
Repurchased	(3,335,238)	(0.58)
Cancelled	(157,546)	0.52
Outstanding - end of period	8,703,959	1.68
Exercisable at end of period	2,588,831	0.62

On May 6, 2004, the Board of Directors approved a resolution to reduce the exercise price, for 3,215,600 outstanding options, to $0.50 which resulted in a variable charge to be recorded over the remaining vesting period for the modified options. The variable charge is based on the incremental intrinsic value on the modification and is marked to market over the vesting period. In addition, a variable charge based on incremental intrinsic value was recorded on all vested options which were subject to the tender offer, as of June 30, 2005. The aggregate charge recorded in 2005, related to the stock option modification and tender offer, amounted to $7,004,504. Options which were subject to tender, but not tendered will continue to be accounted for under variable accounting.

The following table summarizes information about stock options outstanding at December 31, 2005:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.03	77,250	3.38	$ 0.03	77,250	$ 0.03
0.50	3,768,732	7.57	0.50	2,263,723	0.50
1.00	60,750	4.25	1.00	60,750	1.00
2.10	1,056,607	8.85	2.10	-	2.10
2.25	3,267,620	6.59	2.25	187,108	2.25
2.73	473,000	10.00	2.73	-	2.73
1.68	8,703,959	7.46	$ 1.68	2,588,831	$ 0.62

7. Related Party Transactions

Cash Held at Affiliate of a Stockholder Banks
At December 31, 2005, cash balances of approximately $21,640,559 was held in operating and money market investment accounts at affiliates of two stockholder banks.

Stockholder Banks as Customer
The Company provides its services and earns commissions from both stockholders and non-stockholders. During the year ended December 31, 2005, $24,447,803 of commission revenue was earned from customers that were also stockholders or warrant holders. At December 31, 2005, $3,009,633 of accounts receivable was due from customers that were also stockholders.

8. Commitments and Contingencies

Operating Lease
The Company leases office facilities under noncancelable operating leases which expire in 2014. During 2005, the Company executed two operating leases for office space in the U.S. and the U.K. The future minimum lease payments under such leases at December 31, 2005 are as follows:

Year Ending December 31,	
2006	$ 1,875,970
2007	3,001,574
2008	3,013,264
2009	2,980,469
2010	2,363,726
Thereafter	5,320,291
Total minimum lease payments	$ 18,555,294

Rent expense charged to operations amounted to $1,032,869 for the year ended December 31, 2005.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors of
Creditex, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Creditex, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 1, 2006